# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addex Therapeutics Ltd., CIK 0001574232
CUSIP: 00654J206
Title of class of securities: American Depositary Shares, each representing 120 ordinary shares Ordinary shares
Address of issuer's principal executive offices: Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001104659-23-122019
Filed by CIK 0001830908
Persons authorized to receive notices and communications: Timothy Mark Dyer, c/o Addex Therapeutics Ltd, Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202, 41 22 884 1555

## Reporting persons
- Timothy Mark Dyer (CIK 0001830908): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 18,208,437; shared voting power 0; sole dispositive power 18,208,437; shared dispositive power 0; aggregate amount beneficially owned 18,208,437 (12.94% of the class)
  Comment: (1) Consists of 16,848,979 ordinary shares and 1,359,458 shares issuable upon exercise of options exercisable within 60 days of June 20, 2025.
  
  (2) Represents the percentage ownership based on 139,391,883 ordinary shares of Addex Therapeutics Ltd outstanding asof June 18, 2025, as reported in the latest quarterly report on form 6K (file No.001-39179) filed on June 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 120 ordinary shares Ordinary shares
Name of issuer: Addex Therapeutics Ltd.
Address of issuer's principal executive offices: Chemin des Mines 9, Geneva, Switzerland (V8), CH-1202
Comment: This Schedule 13D relates to the ordinary shares, nominal value CHF 0.01 per share (the "Shares"), of Addex Therapeutics Ltd (the "Issuer"). The Issuer's principal executive office is located at Chemin des Mines 9, CH- 1202 Geneva, Switzerland.

## Item 2. Identity and Background
Name of person filing: Timothy Mark Dyer, an individual ("Reporting Person").
Residence or business address: The business address of Reporting Person is c/o Addex Therapeutics Ltd, Chemin des Mines 9, CH- 1202 Geneva, Switzerland.
Present principal occupation or employment: Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is a citizen of Switzerland and United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Reporting Person is deemed to beneficially own 18,208,437 Shares of the Issuer as reflected in this Schedule 13D.

Prior to May 21, 2007, Reporting Person acquired 7,811 founder shares at a purchase price of CHF 1.00. The source of funds for such purchase was Reporting Person's personal funds.

On August 9, 2013, Reporting Person acquired 36,364 Shares at a purchase price of CHF 2.75 per share through participation in a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On June 30, 2014, Reporting Person was granted stock options from the Issuer to purchase 400,000 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 400,000 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On July 1, 2014, Reporting Person received 18,143 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On July 14, 2014, Reporting Person received 24,588 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 7, 2015, Reporting Person received 17,063 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 6, 2015, Reporting Person acquired 33,333 Shares at a purchase price of CHF 3.00 per share during a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On July 28, 2015, Reporting Person received 17,149 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 28, 2016, Reporting Person received 17,461 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 2, 2016, Reporting Person received 20,263 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 16, 2017, Reporting Person received 23,001 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On February 28, 2017, Reporting Person was granted stock options from the Issuer to purchase 229,480 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 229,480 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On July 28, 2017, Reporting Person received 23,187 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On December 23, 2017, Reporting Person was granted stock options from the Issuer to purchase 1,052,250 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,052,250 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On December 23, 2017, Reporting Person acquired 108,000 Shares through the exercise of options of which 53,000 and 55,000 were received on June 1, 2010 and November 15, 2011 respectively. The exercise price was CHF 1.00 for the Shares acquired and the source of funds for such purchase was Reporting Person's personal funds.

On January 4, 2018, Reporting Person received 24,519 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 15, 2018, Reporting Person received 18,226 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 28, 2018, Reporting Person acquired 31,948 Shares at a purchase price of CHF 3.13 per share through participation in a private placement. The source of funds for such purchase was Reporting Person's personal funds.

On June 1, 2018, Reporting Person was granted stock options from the Issuer to purchase 1,199,662 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,199,662 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On January 1, 2019, Reporting Person was granted stock options from the Issuer to purchase 243,506 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 243,506 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On January 4, 2019, Reporting Person received 14,136 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On April 1, 2020, Reporting Person was granted stock options from the Issuer to purchase 698,011. On October 26, 2022, Reporting Person exercised the options and acquired 698,011 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each Share acquired.

On May 17, 2021, Reporting Person was granted stock options from the Issuer to purchase 700,000 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 700,000 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On April 12, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,051,972 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,051,972 shares. Of these Shares 341,995 are not freely tradable as of June 20, 2025. The deferred strike price was CHF 0.13 for each share acquired.

On October 5, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,830,873 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,830,873 Shares. Of these shares 825,671 are not freely tradable as of June 20, 2025. The deferred strike price was CHF 0.13 for each share acquired.

On May 12, 2023, Reporting Person was granted stock options from the Issuer to purchase 7,008,033 Shares. On November 27, 2023, Reporting Person exercised the options and acquired 7,008,033 Shares. Of these shares 3,066,014 are not freely tradable as of June 20, 2025. The deferred strike price was CHF 0.043 for each share acquired.

On January 8, 2024, Reporting Person was granted a stock option from the Issuer to purchase 3,369,796 shares at an exercise price of CHF 0.05. The shares underlying this option vest in 48 equal monthly installments, subject to Timothy Mark Dyer's continuous service as Chief Executive Officer of the issuer. As of June 20, 2025, 1,359,458 Shares are issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer.

Unless specifically stated above, Reporting Person paid no compensation for the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer at founding, through the exercise of options, acquisitions through participation in private placements and in consideration for his services as Chief Executive Officer of the Issuer. The reporting person also received shares issuable upon exercise of options. The terms of the Reporting Person's employment arrangements for 2024 were set forth in the Issuer's Annual Report on Form 20-F for such period filed by the Issuer with the Securities and Exchange Commission on May 15, 2025. Except in respect of such employment arrangements as set forth therein, the Reporting Person does not have any present plans which relate to or would result in:

However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or Share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Reporting Person beneficially owns 18,208,437 Shares, which represents approximately 12.94% of the Issuer's Shares, consisting of (i) 16,848,979 Shares (ii) 1,359,458 Shares issuable upon exercise of options exercisable within 60 days of June 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person may be deemed to hold sole voting and dispositive power over his 18,208,437 Shares of the Issuer.
Transactions in the class effected during the past sixty days: Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 18,208,437 Shares reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information furnished in Item 3 is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Timothy Mark Dyer: /s/ Timothy Mark Dyer, Timothy Mark Dyer (06/23/2025)